UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CREXUS INVESTMENT CORP.
(Name of Subject Company)

CREXUS INVESTMENT CORP.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

226553105
(CUSIP Number of Class of Securities)

Kevin Riordan

Chief Executive Officer and President

CreXus Investment Corp.

1211 Avenue of the Americas

Suite 2902

New York, New York 10036

(646) 829-0160

With copies to:

Gilbert G. Menna

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 18, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by CreXus Investment Corp., a Maryland corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by CXS Acquisition Corporation, a Maryland corporation (“Acquisition”) and a wholly-owned subsidiary of Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a purchase price of $13.00 per Share, plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the Offer expires, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 18, 2013 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

Inserting the following new sentence after the first sentence in the second paragraph on page 1 under the heading “Offer”:

“In the event that Acquisition holds, in the aggregate, at least 90% of the issued and outstanding Shares, including those validly tendered and not properly withdrawn pursuant to the terms of the Offer or Section 14(d)(5) of the Exchange Act, after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Acquisition will merge with and into the Company under the “short-form” merger provisions of the MGCL, without prior notice to, or any action by, any other stockholder of the Company.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) Clause (i) under the heading “Recommendation of the Special Committee” on page 5 is hereby replaced with the following:

“(i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of, and procedurally and substantively fair to, the unaffiliated stockholders of the Company;”

(2) Clause (i) under the heading “Recommendation of the Board” on page 5 is hereby replaced with the following:

“(i) determined on behalf of the Company, that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of, and procedurally and substantively fair to, the unaffiliated stockholders of the Company;”

(3) Clause (iii) under the heading “Recommendation of the Board” on page 5 is hereby replaced with the following:

“(iii) recommended the acceptance of the Offer by the unaffiliated stockholders of the Company and approval of the Merger Agreement and the Merger by the unaffiliated stockholders of the Company at a special meeting of the Company’s stockholders for the purpose of approving the Merger Agreement and the Merger.”

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(4) By inserting the following paragraph after clause (iii) under the heading “Recommendation of the Board” on page 5:

“As a result, the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby were approved by a majority of the Company’s directors who are not employees of the Company.”

(5) The second sentence in the fifth paragraph on page 8 under the heading “Background of the Offer” is hereby replaced with the following:

“Among other things, the initial proposed Merger Agreement provided for a two-step transaction with a tender offer followed by a merger pursuant to which all outstanding Shares would be exchanged for cash, the full acceleration and cash-out of all Company stock options and warrants, a condition to closing the tender offer that at least a majority of the shares owned by the unaffiliated stockholders must have been tendered, a “top-up option”, a 30-day post-signing go-shop period, an ongoing five business day matching rights period, a superior proposal being defined as an offer for all or substantially all of the Company’s outstanding Shares or assets on a consolidated basis and a termination fee equal to 2.5% of the proposed transaction equity value, with a reduced termination fee equal to 1.5% of the proposed transaction equity value if a transaction is entered into with a party solicited during the go-shop period or within ten business days following the go-shop period.”

(6) The third sentence in the second paragraph on page 12 under the heading “Background of the Offer” is hereby replaced with the following:

“The Special Committee also noted the fact that closing of the tender offer is conditioned upon at least a majority of the shares owned by unaffiliated stockholders, tendering their shares (as opposed to a majority of all shares including the shares owned by Annaly, the Company and Annaly’s affiliates).”

(7) The paragraph on page 15 under the subheading “Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing the Second Step Merger” is hereby replaced with the following:

“The Special Committee considered the fact that consummation of the tender offer was conditioned on a majority of the Company’s shares owned by unaffiliated stockholders being validly tendered in the Offer and not properly withdrawn (as opposed to a majority of all outstanding shares including the Company’s, and Annaly’s and its affiliates’ 12.4% interest) and the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction.”

(8) The first paragraph on page 16 under the heading “Procedural Safeguards” is hereby replaced with the following:

“The Special Committee considered the following factors relating to the procedural safeguards that the Special Committee believes were and are present to ensure the fairness of the merger and to permit the Special Committee to represent the interests of the Company’s unaffiliated stockholders:”

(9) The third paragraph on page 16 under the heading “Procedural Safeguards” is hereby replaced with the following:

•	“the fact that the consummation of the Offer is conditioned on a majority of the Company’s shares owned by unaffiliated stockholders accepting the Offer (as opposed to a majority of all outstanding shares including the Company’s, and Annaly’s and its affiliates’ 12.4% interest).”

(10) The thirteenth paragraph (as amended) on page 16 under the heading “Procedural Safeguards” is hereby replaced with the following four paragraphs:

“In reaching its determination that the Offer and the Merger are procedurally and substantively fair to the unaffiliated stockholders of the Company, the Special Committee also considered the following factors:

•	Net Book Value. The Special Committee considered the net book value of the Company, and observed that the Company’s net book value per share at December 31, 2012 was $11.85. The Special Committee viewed the fact that the Offer Price represented a 9.7% premium to that net book value per share as supporting its fairness determination.
•	Liquidation Value. In light of the nature of the Company’s assets (e.g., investment assets) and the fact that it has no employees, the Special Committee believed that the liquidation value of the Company was the value that would be provided if the Company’s assets went into “run-off” mode (i.e., no new investments or reinvestment of proceeds, selling owned real estate and holding its existing loans through maturity), regardless whether the Company held its loans through maturity or sold them to an acquiror. The Special Committee considered the liquidation value of the Company in making its fairness determination and believed that its fairness determination was supported by the fact that the Offer Price would provide greater value to the Company’s stockholders than they would receive in a run-off scenario.

•	Going Concern Value. The Special Committee considered the going concern value of the Company as supporting its fairness determination. The Special Committee believes that each of Lazard’s valuation methodologies (i.e., Comparable Public Companies Analysis, Discounted Cash Flow Analysis, Precedent Transaction Analysis and Historical High/Low Tangible Book Value Per Share Analysis) as each is more fully described below, represent potential valuations of the Company assuming it continues to operate its business, and, accordingly, the Special Committee viewed such analyses as collectively reflecting the going concern value of the Company. In doing so, the Special Committee adopted the financial analyses performed by Lazard in the preparation of its opinion.”

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(11) The first sentence in the first paragraph on page 17 under the heading “Reasons for the Board’s Recommendation” is hereby replaced with the following:

“In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board considered both the short-term and long-term interests of the Company, as well as the fairness to and best interests of the Company’s unaffiliated stockholders.”

(12) The fifth paragraph (as amended) on page 17 under the heading “Reasons for the Board’s Recommendation” is hereby replaced with the following:

“In doing so, the Board adopted the analysis of the Special Committee with respect to the Offer, the Merger and the Merger Agreement which is discussed above.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1) By replacing the information (as amended) set forth under the heading “Certain Litigation” on page 28 with the following:

“Between November 16, 2012 and February 7, 2013, six plaintiffs filed complaints variously against the Company, its directors, Annaly, FIDAC, and Acquisition in connection with the proposed Merger. Two of the complaints were filed in the Circuit Court for Montgomery County, Maryland, captioned Frederick v. Corcoran, et al. (Case No. 370685V, filed Nov. 16, 2012) (“Frederick”) and Louisiana Municipal Police Employees Retirement System v. CreXus Investment Corp., et al. (Case No. 373110V, filed Feb. 5, 2013) (“Louisiana Municipal Police”). Plaintiff in the case Louisiana Municipal Police voluntarily dismissed their action on February 21, 2013. One complaint was brought in the Circuit Court for Baltimore City, Maryland, captioned Riley v. CreXus Investment Corp., et al. (Case No. 24C13000756, filed Feb. 7, 2013) (“Riley”). Three of the complaints were brought in New York Supreme Court, captioned Cremona v. CreXus Investment Corp, et al. (Case No. 653972/2012, filed Nov. 16, 2012) (“Cremona”); Sosnovich v. Corcoran, et al. (Case No. 654027/2012, filed Nov. 20, 2012) (“Sosnovich”); and Crowell v. Riordan, et al. (Case No. 650358/2013, filed Feb. 1, 2013) (“Crowell”). Each of the suits purported to be a securities class action, on behalf of the Company’s shareholders, alleging variously against the defendants breaches of fiduciary duties and/or aiding and abetting primary breaches of fiduciary duties to the Company and its shareholders in connection with the negotiation of the proposed Merger. In addition, two of the suits (Cremona and Riley) brought shareholder derivative claims purportedly on behalf of the Company. The suits sought, among other things, equitable relief that would enjoin the Merger, rescission of the Merger Agreement, as well as attorney’s fees and costs. Three of the suits also sought money damages (Frederick, Crowell, and Sosnovich). On February 13, 2013, the Cremona and Sosnovich plaintiffs together filed an amended complaint making allegations substantially similar to those alleged in the earlier complaints.

The Maryland case Riley was transferred from the Circuit Court in Baltimore City, Maryland to the Circuit Court in Montgomery County, Maryland and consolidated with Frederick on February 28, 2013. On March 21, 2013, the Frederick plaintiffs filed a consolidated amended complaint containing an additional allegation that the disclosures in the Registration Statement filed on March 18, 2013 were insufficient, along with a motion for expedited discovery and for a briefing and argument schedule on an anticipated preliminary injunction motion. The consolidated amended complaint abandoned plaintiffs’ derivative claims. The Court held a preliminary conference on March 22, 2013, where the plaintiff’s motion for expedited discovery and for a preliminary injunction schedule was denied by Judge Ronald Rubin. Following his ruling, Judge Rubin set a trial date of October 21, 2013.

The three actions pending in New York (Cremona, Sosnovich, and Crowell) were transferred to the Commercial Division in New York Supreme Court on March 8, 2013. Plaintiffs had filed various motions to consolidate and appoint lead counsel. Defendants had moved to dismiss or stay the three New York actions in favor of the now-consolidated Maryland action. On March 22, 2013, the Crowell plaintiff filed an amended complaint asserting substantially the same allegations as the original complaint, but also including allegations regarding the sufficiency

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of the disclosures in the Registration Statement. On March 25, 2013, the Crowell plaintiff filed a motion seeking expedited discovery and setting a schedule for an anticipated motion for a preliminary injunction against the transaction. On April 1, 2013, Defendants filed oppositions to this motion. Justice O. Peter Sherwood of the New York Supreme Court, Commercial Division, held a hearing on April 3, 2013, where the Court heard argument on the pending motions. After hearing argument, Justice Sherwood dismissed the Cremona, Sosnovich and Crowell actions in favor of the Frederick matter pending in Maryland State Court, and ordered that the New York plaintiffs could, if they chose, re-file their complaints in Maryland.”

(2) By deleting the last sentence in the paragraph under the heading “Cautionary Statement Regarding Forward-Looking Statements” in its entirety.

ITEM 9. EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit:

Exhibit No.	Exhibit

(a)(10)	Press Release issued by the Company, dated April 10, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on April 10, 2013)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CREXUS INVESTMENT CORP.
Dated: April 10, 2013	By:	/s/ Kevin Riordan
	Name:	Kevin Riordan
	Title:	Chief Executive Officer and President